UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

December 10, 2022

(Date of Report (Date of earliest event reported))

Multi-Housing Income REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	82-3405225
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

9050 N. Capital of Texas Highway, Suite 320 Austin, TX 78759	78759
(Address of principal executive offices)	(Zip Code)

(512) 872-2898

Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9. Changes to Directors and Officers

Rosch Wadera, formerly the Director of Investor Relations, departed the Company on September 25, 2022.

Laura Klein joined the Company as Chief Operating Officer on November 7, 2022.

Yuen Yung, formerly the Chief Executive Officer, departed the Company on December 3, 2022.

Monte Lee-Wen has been named as the Chief Executive Officer effective on December 3, 2022.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on December 10, 2022.

Multi-Housing Income REIT, LLC

By:	Casoro Capital Partners, LLC
As Manager

By	/s/ Monte Lee-Wen
Monte Lee-Wen, Chief Executive Officer

DATED: December 10, 2022

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